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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                      CONTINUUS SOFTWARE CORPORATION (CNSW)
                      -------------------------------------
                                (Name of Issuer)




                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)




                                     21218R
                                     ------
                                 (CUSIP Number)





                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|      Rule 13d-1(b)

          |_|      Rule 13d-1(c)

          |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

                               Page 1 of 4 pages

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CUSIP NO. 21218R                      13G                      PAGE 2 OF 4 PAGES

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     FRED B. COX
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           43,208(1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          662,107
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         43,208(1)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            662,107
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     705,315(1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.2%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 43,208 shares issuable upon the exercise of options to purchase common stock, within 60 days of december 31, 1999.

                               Page 2 of 4 pages
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ITEM 1.
         (a)      Name of Issuer: Continuus Software Corporation

                  Address of Issuer's Principal Executive Offices:
                                                    108 PACIFICA, SECOND FLOOR
                                                    IRVINE, CA  92718
ITEM 2.
         (a)      Name of Person Filing: Fred B. Cox
         (b)      Address of Principal Business Office or, if none, Residence:
                  2 RUE GRIMALDI, HENDERSON, NV 89011
         (c)      Citizenship: UNITED STATES
         (d)      Title of Class of Securities: COMMON STOCK
         (e)      CUSIP Number: 21218R

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
         Not Applicable
         (a)  |_| Broker or Dealer registered under Section 15 of the Act
                  (15 U.S.C. 78o);
         (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c);
         (c) |_| Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
         (d) |_| An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
         (e)  |_| An investment adviser in accordance
                  withss.240.13d-1(b)(1)(ii)(E);
         (f) |_| An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);
         (g) |_| A parent holding company or control person in accordance withss.240.13d-1(b)(ii)(G);
         (h)  |_| A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)  |_| A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:
                  705,315 shares, including 43,208 shares issuable upon the exercise of options held by the reporting person within 60 days of December 31, 1999. The reporting person shares voting and dispositive power over 662,107 shares held by Fred B. and Harriet F. Cox as Trustees of the Cox Living Trust dated 5/26/88.
         (b)      Percent of Class: 6.2%
         (c)      Number of shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote: 43,208
                  (ii)     Shared power to vote or to direct the vote: 662,107
                  (iii) Sole power to dispose or to direct the disposition of: 43,208
                  (iv) Shared power to dispose or to direct the disposition of: 662,107

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

                               Page 3 of 4 pages
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

         Not Applicable.

ITEM 10.  CERTIFICATION

          Not Applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 11, 2000


                                                 /s/ Fred B. Cox
                                                 ------------------
                                                 Fred B. Cox

                                Page 4 of 4 pages